Exhibit 99.4
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the use in this Annual Report on Form 40-F of Hydrogenics Corporation of our Auditors’ Report dated March 7, 2008 relating to its consolidated balance sheets as at December 31, 2007 and its consolidated statements of operation and deficit and cash flows for each of the three years in the period ended December 31, 2007, which appear in this Annual Report on Form 40-F.
We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-77004 and 333-116321) on Form S-8 for the Employee Stock Option Plan of Hydrogenics dated April 19, 2000, as amended and restated on May 30, 2003.
/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario
March 7, 2008